


04015617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53486

SEC MAIL PROCESSING RECEIVED MAR -1 2004 WASH. D.C. 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Multi-National Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 West 30th Street

(No. and Street)

New York   New York   10001

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schwartz   (212) 868-9141

                                                             (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

                        (Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue   Roseland   New Jersey   07068

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

, Michael Schwartz _____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Multi-National Securities LLC _____, as of
December 31 _____ ,20 03 , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____
Signature

_____
Title

This report** contains (check all applicable boxes):

[X] (a) Facing page.

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[X] (o) Independent auditor's report on internal accounting control.

[ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-NATIONAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

MULTI-NATIONAL SECURITIES LLC

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Multi-National Securities LLC

We have audited the accompanying statement of financial condition of Multi-National Securities LLC as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Multi-National Securities LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 17, 2004

MULTI-NATIONAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	30,403
Fees receivable		10,025
Other current assets		2,175
	$	42,603

LIABILITIES AND MEMBERS' EQUITY

Commitments and contingencies

Members' equity	$	42,603

MULTI-NATIONAL SECURITIES LLC

1. Nature of operations

Multi-National Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and received approval of its membership in the National Association of Securities Dealers, Inc. (NASD) in March 2002. The Company's operations consist of introducing investors to investment managers.

2. Summary of significant accounting policies

Fee Revenues

Fee revenues are recognized based on the terms of the related contracts and financial information received by management reflecting the performance of the fund managers.

Income Taxes

The Company is treated as a partnership for federal and state tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss in their personal income tax returns. The Company is subject to the New York City unincorporated business tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $30,000, which was approximately $25,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

In March 2002, the Company entered into an Expense Allocation agreement (the "Agreement") with Multi-National Strategies LLC and Costal Trading LLC (the "Affiliates"). The Agreement requires the Affiliates to provide office space, facilities and equipment required by the Company to operate its business at $1,250 per month. Unless otherwise terminated, the Agreement runs for one year and automatically renews for successive one-year terms.

6. Major customers

The Company had sales to two major customers aggregating approximately $33,093 for the year ended December 31, 2003. At December 31, 2003, accounts receivable from these customers aggregated approximately $7,382.